SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 2

COGNIGEN NETWORKS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

19242 L 20 0
(CUSIP Number)

Darrell H. Hughes
9930 N.E. 197th Street
Bothell, Washington 98011
(253) 227-7010
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 14, 2004
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

     Note: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 2107-5N-105	PAGE 2

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Darrell H. Hughes

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ] Not applicable.

3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not applicable.

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

7.	SOLE VOTING POWER
NUMBER OF	248,944

SHARES
8.	SHARED VOTING POWER
BY
EACH	0

9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	248,944

10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,944

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.84%

14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 2107-5N-105	PAGE 3

Item 1.    Security and Issuer.

     This statement relates to the Common Stock of Cognigen Networks, Inc., a Colorado corporation (the “Company”). The Company’s principal address is 6405 218th Street, SW, Suite 305, Mount Lake Terrace, Washington 98043.

Item 2.    Identity and Background.

(a)	This statement is filed by Darrell H. Hughes, an individual.

(b)	The address of Mr. Hughes is 9930 N.E. 197th Street.

(c)	Mr. Hughes principal occupation is a management, business and sales consultant with Hughes Consulting, Inc. The address of Hughes Consulting, Inc. is 9930 N.E. 197th Street.

(d)

During the last five years, Mr. Hughes has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Mr. Hughes is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This amended Schedule 13D filing relates to Mr. Hughes’ sale and transfer of common stock in the Company. Please see the previous Schedule 13D filings regarding Mr. Hughes’ acquisition of the shares.

ITEM 4.   PURPOSE OF TRANSACTION

     Mr. Hughes has recently made private sales of 570,000 shares of the Company’s common stock. On June 14, 2004, Mr. Hughes sold 300,000 shares to Gary L. Cook, the Company’s Chief Financial Officer. On July 8, 2004, Mr. Hughes sold 200,000 shares to Thomas S. Smith, the Company's Chief Executive Officer. On August 19, 2004, Mr. Hughes transferred 70,000 shares in payment of a debt. The sales and transfer were made for personal financial needs.

SCHEDULE 13D

CUSIP No. 2107-5N-105	PAGE 4

ITEM 5.    INTEREST AND SECURITIES OF THE ISSUER

     (a)-(b) As of the date of this amended Schedule 13D, Mr. Hughes beneficially owned 248,944 shares of common stock of the Company, representing approximately 2.8% of the Company’s outstanding common stock. Mr. Hughes has the sole power to vote and dispose of the shares he owns.

     (c) Except for the sales by Mr. Hughes discussed above in Item 4, Mr. Hughes has not effected transactions involving the Company’s Common Stock during the last 60 days.

     (d) Not applicable.

     (e) Mr. Hughes ceased to be the beneficial owner of more than five percent of the Company's common stock on or about July 8, 2004.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not Applicable>

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Not Applicable

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of this 2nd day of November, 2004.

/s/ Darrell Hughes
Name:  Darrell Hughes